Mail Stop 4720

November 27, 2009

Robert D. Sznewajs
President and Chief Executive Officer
West Coast Bancorp
5335 Meadows Road – Suite 201
Lake Oswego, Oregon 97035

> **Re:** **West Coast Bancorp**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed November 20, 2009**
> **File No. 001-34509**

Dear Mr. Sznewajs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Where you expect the authorization of the conversion of the preferred shares to common stock to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. See Rule 11-01(a)(8) of Article 11. Please provide the pro forma statements accordingly.

What Securities Did the Company Issue, page 2

2. We note that you state that the shares of Series A Preferred Stock received upon the exercise of the Class B Warrant and the Series B Preferred Stock received upon the exercise of the Class D Warrant will automatically convert into common

     stock upon receipt of the Shareholder Approvals (and for the Class D Warrants, after the transfer of the Series B Preferred Stock to third parties in a widely dispersed offering). However, we note that you then state that the Class B Warrants and Class D Warrants are only exercisable if the Shareholder Approvals have not been obtained before March 1, 2010 and will <u>automatically expire upon the receipt of such Shareholder Approvals</u>. Given this, please revise to clarify in what situations the preferred stock received upon the exercise of the Class B and Class D Warrants could automatically convert into common stock.

<u>How will the Conversion of the Preferred Stock Occur, page 4</u>

3. Please confirm that the initial conversion price of the Series A Preferred and Series B Preferred will remain the conversion price unless any of the adjustments described under "Description of the Preferred Stock—Anti-Dilution Provision" are applicable.

<u>How can I vote my shares, page 6</u>

4. Please revise to include the cutoff for voting by telephone and internet, and the date in which mailed proxies must be received for all common shares or cross-reference to the appropriate section.

<u>Background of the Proposals, page 11</u>

5. We note that on page 6 you state that the preferred stock, including any preferred stock received upon exercise of the Class B Warrants, Class C Warrants or Class D Warrants, <u>will not convert into our common stock without receipt</u> of the Shareholder Approvals if either Shareholder Approval is not obtained at the Special Meeting or any subsequent meeting of your shareholders. However, on page 12, you state that the Class B and Class D Warrants are collectively exercisable <u>only in the event that the Shareholder Approvals are not obtained before March 1, 2010</u> for shares of Series A Preferred Stock and Series B Preferred Stock, convertible into an aggregate of 12 million shares of your common stock. Please explain. Please also revise to clarify whether the preferred stock received upon exercise of the Class C warrants can only be converted into common stock if shareholder approval is received before March 1, 2010.

<u>Exercise of Warrants, page 26</u>

6. We note that you state that the if the Shareholder Approvals have not been received prior to March 1, 2010, each share of preferred stock received upon exercise of the Class B, C, and D Warrants will begin to accrue Special Dividends until such time as the Shareholder Approvals have been obtained. Please revise to clarify the effects of shareholder approval after March 1, 2010 on the exercise of

the Class B, C, and D Warrants and create a question and answer section discussing these effects.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

CC: By Fax: (503) 684-0781
       Dick Rasmussen
       West Coast Bancorp

       By Fax: (212) 403-2341
       Matthew Guest
       Watchell, Lipton, Rosen & Katz